UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09120

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
80 PARK PLAZA
NEWARK, NEW JERSEY 07102

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits (Modified Cash Basis) as of December 31, 2020 and 2019	3

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Year Ended December 31, 2020	4

NOTES TO FINANCIAL STATEMENTS (Modified Cash Basis) As of December 31, 2020 and 2019 and for the Year Ended December 31, 2020	5-13

SUPPLEMENTAL SCHEDULE Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Modified Cash Basis) as of December 31, 2020	14

SIGNATURE	15

EXHIBIT INDEX	16

All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of Long Island Electric Utility ServCo LLC
    Incentive Thrift Plan I:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Long Island Electric Utility ServCo LLC Incentive Thrift Plan I (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2020, and the related notes (collectively referred to as, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2020 and 2019 and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2020, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Modified Cash Basis of Accounting

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) (modified cash basis) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
We have served as the Plan’s auditor since 2015.
Kingston, Pennsylvania
June 29, 2021

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	As of December 31,
	2020	2019
	(Thousands)
ASSETS
Investment at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$235,126	$193,125
Total Investment	235,126	193,125
Receivable:
Notes Receivable from Participants	3,615	3,595
Total Receivable	3,615	3,595
Total Assets	238,741	196,720
LIABILITIES	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$238,741	$196,720

See Notes to Financial Statements.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
FOR THE YEAR ENDED DECEMBER 31, 2020

(Thousands)
ADDITIONS
Net Investment Income
Change in Plan Interest of Master Employee Benefit Plan Trust (Note 3)	$28,848
Interest on Notes Receivable from Participants	167
Total Net Investment Income	29,015
Deposits and Contributions
Participants	15,244
Employer	8,994
Rollovers	1,080
Total Deposits and Contributions	25,318
Total Additions	54,333
DEDUCTIONS
Benefit Payments to Participants	12,539
Administrative Expenses	76
Total Deductions	12,615
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	41,718
Transfers from Other Plans - Net	303
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	42,021
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	196,720
End of Year	$238,741

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
1.    DESCRIPTION OF THE PLAN

General

The following description of the Long Island Electric Utility ServCo LLC Incentive Thrift Plan I (“Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more information.

The Plan is a defined contribution retirement plan covering substantially all non-bargaining unit employees of Long Island Electric Utility ServCo LLC (“ServCo”) and ServCo is an indirect subsidiary of Public Service Enterprise Group Incorporated (“PSEG”). The ServCo Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan and is responsible for controlling and managing its operation and administration ("Plan Administrator"). The ServCo Pension Investment Committee is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection and monitoring of the funds offered under the Plan. The Vanguard Group Inc. (“Trustee”) is responsible for the custody of the Plan’s assets. Vanguard Participant Services is the record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a Master Trust established by ServCo and administered by the Trustee.

Contributions and Investment Options

Each Participant enters into a contribution agreement in order to make pre-tax contributions and/or Roth 401(k) contributions (together “Elective Contributions”) and/or after-tax contributions, subject to certain Internal Revenue Code (“IRC”) limitations. The combined limit for Elective Contributions and after-tax contributions cannot exceed 50% of the Participant’s annual eligible compensation, and generally, a Participant may elect to make after-tax contributions from 1% to 15% of their annual eligible compensation. Participants may also contribute amounts representing distributions from other qualified plans and certain Individual Retirement Accounts.

ServCo will make matching contributions (“Matching Contributions”) which shall be equal to 50% of the Elective Contributions and/or after-tax contributions made by each Participant, which do not exceed the first 8% of the Participant’s annual eligible compensation. Matching Contributions begin after that Participant has completed three months of service, as defined in the Plan.

ServCo also provides additional contributions (“Core Contributions”) to Participants who are not eligible for benefits under the Long Island Electric Utility ServCo LLC Retirement Income Plan. Core Contributions are based on the Participant’s age and years of service. Years of service include service with National Grid for Transition Employees. For Participants who were hired on January 1, 2014 and had a termination date from the Long Island Power Authority (“LIPA”) on December 31, 2013, years of service include service with LIPA. For Participants who move to ServCo from another PSEG entity, years of service include service with that entity after January 1, 2014.

Participants may direct the investment of their accounts into various investment options offered by the Plan through the Master Trust. The Plan offers investment options in the Common Stock of PSEG ("PSEG Share Fund"), which has been designated as an Employee Stock Ownership Plan under section 4975(e) of the Code, and mutual funds consisting of various target-date funds and other collective investment funds.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions, (b) Matching Contributions, (c) Core Contributions, if applicable, (d) earnings and/or losses, and (e) specific Participant transactions. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant is entitled upon disability, retirement or termination of service, as applicable, or a beneficiary upon the death of a Participant, is the benefit that can be provided from the Participant’s vested account.

Dividends on PSEG Common Stock held in the accounts of Participants who have elected to participate in the PSEG Share Fund will be reinvested in the PSEG Share Fund.

Notes Receivable from Participants

Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2020, ranged from 3.25% to 9.25% which were commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

Participants may have no more than two loans outstanding at any one time.

These notes receivable are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowances for credit losses have been recorded as of December 31, 2020 and 2019. Delinquent loans are reclassified as distributions based upon terms of the Plan document.

Payment of Benefits

Upon termination of employment, a Participant may elect to receive an amount equal to the value of the vested interest in his or her account in either a total or partial lump-sum payment, or through various periodic installment methods (not less frequently than annually). If a Participant’s account balance is less than $1,000 at the time of termination or anytime thereafter, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in their account. If a Participant is no longer working for ServCo and has a balance in the Plan, they must begin to receive distributions from their account no later than April 1 following the calendar year in which they reach age 72. The Plan was amended effective January 1, 2020 to comply with the change to the required beginning date from age 70½ to 72, under the Setting Every Community Up for Retirement Enhancement Act ("SECURE Act").

A Participant who is currently an employee and who has not attained age 59½ may withdraw all or part of their after-tax contributions and/or vested Matching Contributions that have been in the Plan for more than two years. Elective Contributions may not be withdrawn during employment prior to age 59½ except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Hardship withdrawals are subject to taxes and penalties.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
Vesting

All Participant contributions are always 100% vested in the Plan. Matching and Core Contributions to a Participant's account are vested upon a Participant's completion of three years of service, or when a Participant reaches the age of 65, is disabled or dies. Years of service include service with National Grid, LIPA and another PSEG entity, as described above.
Plan Amendments

The Plan was amended effective January 1, 2020, to provide (i) whether a Participant has an immediate and heavy financial need to be eligible for a hardship withdrawal, which will not be based on “all relevant facts and circumstances test” but rather in accordance with the standards set forth in Section 6.1, and (ii) that a hardship withdrawal can be taken for expenses and losses incurred by an employee on account of a FEMA designated disaster.

The Plan was amended as of January 1, 2020 to comply with the change to the required beginning date (as defined under Section 401(a)(9) of the Code) under the SECURE Act.

The Plan was amended as of May 11, 2020 to allow Participants to request a refund of excess deferrals within the period prescribed by the third-party administrator.

The Plan was also amended as of May 14, 2020 for the following changes under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”): (i) addition of the Coronavirus Distributions, (ii) extension of the repayment date for certain loans due and payable in 2020, and (iii) upon a request from a Participant, waiver of required minimum distributions for 2020.

The Plan was amended effective July 1, 2020 to provide that supplemental pay under the Parental Leave Program is treated as Compensation.

As of December 11, 2020, the Plan was amended to (i) expand the definition of “Qualified Individual” based on guidance from the IRS, (ii) clarify that loan repayments suspended pursuant to the CARES Act must resume no later than January 1, 2021 and that the term of the loan will be extended by one year, (iii) clarify that required minimum distributions were automatically waived for Participants and Beneficiaries whose first distribution was April 2020, and (iv) provide that if Congress or the IRS extends the expiration date for Coronavirus-Related Distributions, suspension of loan repayments or waiver of required minimum distributions, the Plan will be automatically amended for the new expiration date.

The Plan was also amended effective January 1, 2021 to provide that Eligible Employees include interns, temporary employees, co-op students and summer students.

Forfeitures

Any nonvested contributions in a Participant’s Account are forfeited upon the Participant’s date of termination from ServCo, and shall be used to pay Plan expenses or reduce subsequent employer contributions. If such former Participant is rehired before incurring five consecutive one-year breaks-in-service, then such non-vested portion of the Participant’s Account will be reinstated and the Participant’s right thereto will be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to them resulting from the severance from employment.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than generally accepted accounting principles in the United States (“GAAP”). The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Use of Estimates

The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market Participants at the measurement date.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Administrative Expenses of the Plan

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by ServCo. Expenses that are paid by ServCo are excluded from these financial statements. Fees related to the administration of notes receivable from Participants are charged directly to the Participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments. Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of ServCo are paid by the Employers (Note 6).

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

Coronavirus Impacts

The ongoing coronavirus pandemic has significantly impacted financial markets and the overall economy. The ultimate impact of the pandemic and the associated economic impacts on the Plan Sponsor and the Plan’s investment options, which could extend beyond the duration of the pandemic, is highly uncertain and cannot be predicted at this time.

In March 2020, the CARES Act was signed into federal law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their Participants. Plan management evaluated the relief provisions available to Plan Participants and amended the Plan in 2020 as a result of these modifications. The updates included the following: i) Addition of the Coronavirus Distribution which permitted eligible individuals to withdraw up to $100,000 from their Plan account until December 31, 2020 and pay back of the Coronavirus distributions over a three-year period, ii) extension of repayment dates of certain loans due and payable in 2020, and iii) upon request of the Participant, waiver of required minimum distributions for 2020.

Subsequent Events

The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2020, through the filing date of this Form 11-K and have identified no subsequent events.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
3.    INVESTMENT OF THE PLAN AND THE LONG ISLAND ELECTRIC UTILITY SERVCO LLC INCENTIVE THRIFT PLAN II (THRIFT PLAN II) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan II for investment and administrative purposes. The Thrift Plan II is a defined contribution retirement plan available to represented employees of ServCo. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and net income or loss of the investment account to the respective participating plans. The net assets and the net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. Assets and investment income of the Master Trust consist of:

	As of December 31,
	2020	2019
	(Thousands)
Investments of Master Trust at Fair Value:
Mutual Funds	$526,806	$445,701
Commingled Bonds	15,265	9,853
Common Stock of PSEG*	7,993	8,700
Total Investments	$550,064	$464,254

		For the Year Ended
		December 31, 2020
		(Thousands)
Investment Income of Master Trust:
Net Appreciation in Fair Value of Mutual Funds		$63,149
Net Appreciation in Fair Value of Commingled Bonds		968
Net Depreciation in Fair Value of Common Stock of PSEG*		(107)
Dividends from Common Stock of PSEG*		288
Total Investment Income, Net		$64,298

* Permitted party-in-interest transactions.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
The changes in net assets of the Master Trust for the year ended December 31, 2020 are summarized as follows:

(Thousands)
Changes in Net Assets:
Net Appreciation of Investments	$64,010
Dividends from Common Stock of PSEG*	288
Net Investment Income	64,298

Administrative Expenses	(194)
Net Transfers	21,706
Increase in Net Assets	85,810

Net Assets:
Beginning of Year	464,254
End of Year	$550,064

As of December 31, 2020 and 2019, the Plan’s interests in the assets of the Master Trust were as follows:

	As of December 31,
	2020	2019
	(Thousands)
Plan Interest in Master Employee Benefit Plan Trust:
Mutual Funds	$222,715	$182,193
Commingled Bonds	7,174	5,409
Common Stock of PSEG*	5,237	5,523
Total Investments	$235,126	$193,125

* Permitted party-in-interest transactions.

4.    FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standard Codification 820 are described as follows:

•Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2—Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2020 and 2019, including the fair value measurements and the levels of inputs used in determining those fair values.

	Assets at Fair Value Measurements as of December 31, 2020
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Mutual Funds	$526,806	$526,806	$—	$—
Commingled Bonds	15,265	15,265	—	—
Common Stock of PSEG	7,993	7,993	—	—
Total Investment in Master Trust at Fair Value	$550,064	$550,064	$—	$—

	Assets at Fair Value Measurements as of December 31, 2019
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Mutual Funds	$445,701	$445,701	$—	$—
Commingled Bonds	9,853	9,853	—	—
Common Stock of PSEG	8,700	8,700	—	—
Total Investment in Master Trust at Fair Value	$464,254	$464,254	$—	$—

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
Commingled bonds: Have a readily determinable fair value as the funds’ NAV is priced and published daily.  The funds are redeemable daily, without restriction, and are, therefore, considered Level 1.
Common Stock of PSEG: Valued at the closing price reported on the active market on which the individual security is traded.
5.    FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed ServCo by a letter dated April 14, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter to adopt IRS required amendments in connection with issuing the determination letter, the Plan Administrator and the Benefits Counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

The Plan Administrator is currently performing an internal audit of the Plan. The Plan Administrator will correct the errors, if any, that are discovered during the audit in accordance with the IRS correction program. If appropriate under the IRS correction program, the Plan Administrator will file a Voluntary Correction Program submission with the IRS.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.    RELATED-PARTY TRANSACTIONS

Certain Plan investments are in the Common Stock of PSEG. Since PSEG is the parent of ServCo, the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of ServCo (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2020 and 2019, the Master Trust held approximately 137,100 and 147,326 shares, respectively, of PSEG Common Stock, with a market value per share of $58.30 and $59.05, respectively.

For the year ended December 31, 2020, the Master Trust recorded dividend income of approximately $287,433 from PSEG Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, ServCo has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I
PLAN No. 002, EIN No. 45-4652143

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(MODIFIED CASH BASIS)
DECEMBER 31, 2020
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

*	Various Participants	Participant Loans (maturing 2021 to 2045 at interest rates of 3.25% to 9.25%), secured by Participant accounts	**	$3,614,902

*    Permitted party-in-interest transactions.
**    Cost information is not required for Participant-directed investments and loans, and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Long Island Electric Utility ServCo LLC
Incentive Thrift Plan I
(Name of Plan)

By:   /s/ Sheila Rostiac
Sheila Rostiac
Chairperson of Employee
Benefits Committee

Date: June 29, 2021

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm